SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                            -----------

                           SCHEDULE 13D
                          (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                        RULE 13d-2(a)


                         (Amendment No. 1)


                            Uproar Inc.
----------------------------------------------------------
                         (Name of Issuer)

              Common Stock, par value $0.01 per share
----------------------------------------------------------
                   (Title of Class of Securities)

                            916706104
           ----------------------------------------
                         (CUSIP Number)

                    David J. Johnson, Jr., Esq.
                       O'Melveny & Myers LLP
                       400 South Hope Street
                   Los Angeles, California 90071
                          (213) 430-6000
---------------------------------------------------------
       (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                        December 14, 2000
---------------------------------------------------------
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 6 pages
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CUSIP NO. 916706104           13D           Page 2 of 6 Pages


-------------------------------------------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

   Frederick R. Krueger
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                         (a)    [ ]
                                         (b)    [ ]
-------------------------------------------------------------
3  SEC USE ONLY

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4  SOURCE OF FUNDS

   OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)

                                               [ ]
-------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
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                    7  SOLE VOTING POWER

   NUMBER OF           5,343,775
    SHARES          -----------------------------------------
                    8  SHARED VOTING POWER

  BENEFICIALLY         0
    OWNED BY        -----------------------------------------
      EACH          9  SOLE DISPOSITIVE POWER
                       5,343,775
  REPORTING         -----------------------------------------
   PERSON          10  SHARED DISPOSITIVE POWER
    WITH               0
-------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    5,343,775
-------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                              [ ]
-------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.5%
-------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN

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CUSIP NO. 916706104            13D         Page 3 of 6 Pages

     This Amendment No. 1 (the "Amendment No. 1") amends, supplements, and, where indicated, restates the statement on Schedule 13D relating to the common stock, par value
$0.01 per share, of Uproar Inc., a Delaware corporation, filed by Frederick R. Krueger with the Securities and Exchange Commission on October 30, 2000 (the "Initial Schedule 13D").

     Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to add the following:

     Mr. Krueger is the former Chairman of the Board of Trafficmarketplace.com, Inc., a Delaware corporation
("Trafficmarketplace").  Effective as of December 14, 2000,
Trafficmarketplace merged with a wholly-owned subsidiary of the Issuer and became a wholly-owned subsidiary of the Issuer (the "Trafficmarketplace Merger").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended to add the following:

     Mr. Krueger acquired an aggregate of 1,311,386 shares of the Common Stock as a result of the Trafficmarketplace Merger in exchange for his prior holdings of shares of the capital stock of Trafficmarketplace. In connection with the Trafficmarketplace Merger, each previously outstanding share of the capital stock of Trafficmarketplace was converted into and exchanged for 0.17909 shares of the Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended to add the following:

     Mr. Krueger's holdings of shares of the Common Stock as a result of the Trafficmarketplace Merger represent a continuing investment position in the operations formerly conducted by Trafficmarketplace as an independent entity.

     Except insofar as the acquisition of Trafficmarketplace by the Issuer (which gave rise to increased holdings of shares of the Common Stock by Mr. Krueger) itself represents an extraordinary corporate transaction for the Issuer, the transaction does not have as its purpose:

     (i)  any future extraordinary transactions;

     (ii) the sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (iii) any change in the present Board of Directors or management of the Issuer;

     (iv) any material change in the capitalization or dividend policy of the Issuer;

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CUSIP NO. 916706104         13D      Page 4 of 6 Pages

     (v) any other material changes in the Issuer's business or corporate structure;

    (vi)  any changes in the Issuer's charter,
          bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (vii)  causing a class of securities of the
          Issuer to be delisted from a national securities exchange, to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or to become eligible for termination of registration under
          Section 12(g)(4) of the Securities Exchange Act of 1934; or

  (viii)  any action similar to any of those
          enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The first two paragraphs of Item 5 are hereby amended and restated in their entirety as follows:

     Mr. Krueger owns 5,343,775 shares, or 11.5% of the outstanding Common Stock. The percentage of class is based upon: (i) the number of shares of the Common Stock outstanding immediately prior to the Trafficmarketplace
Merger plus (ii) 0.17909 times the number of shares of Trafficmarketplace capital stock outstanding immediately prior to the Trafficmarketplace Merger. Mr. Krueger has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, the Common
Stock to which this statement on Schedule 13D relates.

     Other than as set forth in this statement on
Schedule 13D, Mr. Krueger has not effected any transactions in the Common Stock since 60 days prior to the Merger.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to add the following:

     Pursuant to the Trafficmarketplace Merger, Mr.
Krueger entered into an Escrow Agreement, a lock-up agreement and a Registration Rights Agreement with respect to the Common Stock. The following summary descriptions of these agreements are qualified in their entirety by reference to the full text of the agreements, copies of which are filed herewith as Exhibits 4, 5 and 6, respectively, and are incorporated herein by reference.

     The Issuer, Trafficmarketplace, Mr. Krueger, as the representative of former Trafficmarketplace stockholders, and The Chase Manhattan Bank, as escrow agent
(the "Trafficmarketplace Escrow Agent"), entered into an
Escrow Agreement (the "Trafficmarketplace Escrow Agreement") on December 14, 2000, pursuant to which 10% of the

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CUSIP NO. 916706104          13D         Page 5 of 6 Pages

Common Stock otherwise deliverable to the former Trafficmarketplace stockholders as a result of the Trafficmarketplace Merger, including 10% of the shares of Common Stock received by Mr. Krueger as a result of the Trafficmarketplace Merger, was withheld and delivered into escrow with the Trafficmarketplace Escrow Agent (the "Trafficmarketplace Escrow Shares"). The Trafficmarketplace Escrow Shares are subject to any claims that the Issuer and the surviving corporation of the Trafficmarketplace Merger may have against the former Trafficmarketplace stockholders. As the representative of the former Trafficmarketplace stockholders under the Trafficmarketplace Escrow Agreement, Mr. Krueger has the power, among other things, to give orders and instructions to the Trafficmarketplace Escrow Agent with respect to (i) any claims made against the Trafficmarketplace Escrow Shares and (ii) the pro rata distribution of any remaining Trafficmarketplace Escrow Shares to the former Trafficmarketplace stockholders, including Mr. Krueger, upon termination of the escrow arrangement. This termination, and any consequent distribution, is expected to occur on or about December 14, 2001, unless any unresolved claim is pending on such date.

     Mr. Krueger entered into a lock-up agreement with the Issuer on December 14, 2000, pursuant to which Mr. Krueger agreed not to effect any disposition of the shares of Common Stock received by him as a result of the Trafficmarketplace Merger for a period of 180 days following the effective date of the Trafficmarketplace Merger.

     The Issuer entered into a Registration Rights Agreement for the benefit of former Trafficmarketplace stockholders, including Mr. Krueger, on December 14, 2000 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, the Issuer agreed that if the Issuer proposes to register any of its securities under the Securities Act in connection with the public offering of such securities or for the account of its stockholders (other than a registration relating solely to the sale of securities to participants in an Issuer stock plan, or a registration relating to a corporate reorganization or other transaction under Rule 145 of the Securities Act), the Issuer shall use best efforts, subject to certain exceptions, to register under the Securities Act all of the registerable shares of Common Stock that each former Trafficmarketplace stockholder requests to be registered. No former Trafficmarketplace stockholder may exercise registration rights after the earlier of (i) December 14, 2002 or (ii) such time as such person can sell all of such person's registerable shares of the Common Stock in any three-month period without registration, in compliance with Rule 144 of the Securities Act. However, if Mr. Krueger is deemed to be an "affiliate" of the Issuer, the Registration Rights Agreement will continue in effect with respect to him for so long as he holds registerable shares of the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to add the following:

     Exhibit 4     Escrow Agreement, dated as of
                   December 14, 2000, among the
                   Issuer, Trafficmarketplace,
                   Frederick R. Krueger, as the
                   representative of Trafficmarketplace
                   stockholders, and The Chase
                   Manhattan Bank, as escrow agent.

     Exhibit 5     Lock-up agreement, dated as of
                   December 14, 2000, between Frederick
                   R. Krueger and the Issuer.

     Exhibit 6     Registration Rights Agreement, dated
                   as of December 14, 2000, of the Issuer.

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CUSIP NO. 916706104          13D          Page 6 of 6 Pages


                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Date:  January 17, 2001


                            /s/ FREDERICK R. KRUEGER
                            ------------------------------
                            Frederick R. Krueger

                          EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------
Exhibit 4     Escrow Agreement, dated as of December 14, 2000,
              among the Issuer, Trafficmarketplace, Frederick R.
              Krueger, as the representative of Trafficmarketplace stockholders, and The Chase Manhattan Bank, as escrow agent.

Exhibit 5 Lock-up agreement, dated as of December 14, 2000, between Frederick R. Krueger and the Issuer.

Exhibit 6     Registration Rights Agreement, dated as of
              December 14, 2000, of the Issuer.